American DG Energy Inc.
45 First Avenue
Waltham, MA 02451

July 25, 2007

Via EDGAR and Fax

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American DG Energy Inc. Amendment No. 2 to Form SB-2 File No. 333-142008

Dear Mr. Owings:

The purpose of this letter is to respond to your letter of July 17, 2007 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments. We have also filed an amendment incorporating these responses.

COMMENT:

General

1.
We note your response to comment 1 in our letter dated May 8, 2007. Also, we note your chart at the end of your response letter dated June 27, 2007. Please include this chart in your registration statement.

RESPONSE: The chart has been added to “Principal and Selling Stockholders” under the caption “Equity Financing History of the Company.”

COMMENT:

Further, please address the following:

•	Please disclose the relationships, if any, among the selling shareholders. If none, please state and include the statement in your document.

RESPONSE: The relationships among the selling stockholders are: John and George Hatsopoulos are brothers, the 1994 Hatsopoulos Family Trusts are for the benefit of his children, Marina Hatsopoulos Bornhorst and Nicolas Hatsopoulos; Aliki Nikolaidis is the wife and Daphne Nikolaidis is the daughter of Paris Nikolaidis; Edwin McKarthy, Kathryn Parsons and Thomas McKarthy are the children of Alexandra Bjorklund; Nancy Schachter is the wife of Irwin Schachter; Michael Aloi is the brother, Karen Mauro is the daughter and Patrick Mauro is the son-in-law of Ernest Aloi; Richard and Robert Aghababian are brothers; Franco and Giordano Venzi are brothers; and Frank and Sal Torchia are brothers. A statement to the effect has been added to “Principal and Selling Stockholders.”

Securities and Exchange Commission
July 25, 2007

COMMENT:

•	In your response, you state that none of the selling shareholders is in the business of buying and selling securities. Please disclose this statement in your registration statement.

RESPONSE: A statement to the effect has been added to “Principal and Selling Stockholders.”

COMMENT:

•
Please disclose the dollar value of the shares being registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned, or will be returned, to the selling shareholders or their affiliates in fees or other payments.

•
Please disclose the discount at which the shareholders will purchase the common stock underlying the convertible notes, or any related security, such as a warrant or option, upon conversion or exercise.

RESPONSE: The following statement has been added to “Principal and Selling Stockholders.” “An aggregate of 39,136,045 shares have been registered pursuant to the registration statement relating to this prospectus. Such shares, assuming the conversion of all convertible notes, were sold at varying prices from $0.0007 to $0.84 with an average purchase price of $0.39 for a total aggregate purchase price of $15,239,687. The aggregate value of such shares, based on the last price at which shares were sold in the Company’s most recent private placement ($.70), was $27,395,232. The holders of our convertible notes have the right to receive 7,232,145 shares of common stock on conversion. The conversion price and conversion ratio has not changed since the purchase of the notes. Hypothetically assuming such conversion, the noteholders will have purchased 7,232,145 shares of common stock at an average purchase price of $0.84, representing a premium of $0.14 (or 20% from the price of the most recent private placement) over the conversion price of such shares. There are outstanding warrants to purchase 2,190,000 shares of common stock at an average exercise price of $0.70 per share, representing no discount or premium from the dollar value of the shares based on the last price of the Company’s most recent private placement. There are outstanding options to employees or otherwise issued under benefit plans to purchase 1,495,000 shares of common stock at an average exercise price of $0.27 per share, representing a discount of $0.43 per share from the dollar value of the shares based on the last price of the Company’s most recent private placement.”

COMMENT:

2.
We note your response to comment 2 in our letter dated May 8, 2007. As we asked in prior comment 2, please disclose in tabular form the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive. If you believe the total number of shares underlying the convertible note is the same under these facts, please explain why.

RESPONSE: The following statement has been added under “Principal and Selling Stockholders” immediately following the preceding statements on discounts. We advise you that the conversion price of the notes has not changed since the date of issuance.

Securities and Exchange Commission
July 25, 2007

“The following table shows the aggregate principal amount of our convertible notes as of July 25, 2007 and the number of shares of common stock issuable on conversion. The conversion price of the notes has not changed since the date of issuance.

Principal Amount of Convertible Notes	Interest Payments	Conversion Price Per Share	Aggregate Conversion Price	Aggregate No. of Shares Issuable Upon Conversion as of July 25, 2007
$6,075,000	8% per annum, due and payable quarterly in arrears	$0.84	$6,075,000	7,232,145

COMMENT:

3.
We note your response to comment 4 in our letter dated May 8, 2007. In this regard, we note that you have provided the information in your chart relating to the date of the transactions and the number of shares of the class of securities subject to the transactions that were issued or issuable in connection with the transactions. However, you have not provided any of the other information we requested in that comment. Please revise or advise.

Prior Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, with the table including the following information disclosed separately for each private placement transaction:

•	the date of the transaction; [Response: Previously provided in the chart that has been added to the prospectus, as noted in the comment.]
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction; [Response: This information has been added as a footnote to each transaction listed in the chart that has been added to the prospectus.]

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders; [Response: Note that the selling stockholders comprise all of the Company’s shareholders. However, the information should be clear from the chart since affiliates are separately identified. ]

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction; [Response: This information appears in the chart.] and
•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction, assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction. [Response: The information relating to the percentage of the offering relative to the shares held by non-affiliates has been added as a footnote to each transaction listed in the chart that has been added to the prospectus.]

Securities and Exchange Commission
July 25, 2007

COMMENT:

Additionally, we note that the disclosure you have provided in Note 6 to the Financial Statements and in the Item 26. Recent Sales of Unregistered Securities section of your document still appears to provide an incomplete discussion of your sales of securities and, in fact, those discussions continue to appear inconsistent. Please ensure that the disclosure that appears under "Related Party and Other Transactions," "Shares Eligible for Future Sale," "Recent Sales of Securities" and the notes to your financial statements are consistent.

RESPONSE: Additional detail has been provided under the caption “Sales of Unregistered Securities” in the section entitled “Related Party and Other Transactions”. Additionally, all numbers have been changed or verified as requested.

COMMENT:

4.
We note your response to comment 5 in our letter dated May 8, 2007. Please include the response to the first bullet point of comment 5 in your document. In other words, notwithstanding your expectation that the outstanding convertible debt will be converted into common stock, disclose your financial ability to make all payments on the overlying securities, including interest payments.

RESPONSE: The following statement has been added at the end of “MD&A-Liquidity and Capital Resources-First Three Months 2007”: “As shown in our financial statements, we have a substantial amount of convertible debt outstanding. We intend to repay as required all of our convertible notes that become due and have not been converted. We believe that we have the financial ability to do so based on our expectation that our business will grow and that we will be able to raise additional equity funds to cover any such required payments.”

COMMENT:

5.
We note your response to comment 6 in our letter dated May 8, 2007. In that response, you state that you “will add to the disclosure in the prospectus a description of the sales of unregistered securities by the company in the last three years.” However, our comment requested more information than simply a description of the sales of unregistered securities by the company in the last three years. Therefore, please provide the following:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

RESPONSE: The requested information appears in the substantially augmented text under “Related Party and Other Transactions.”

Securities and Exchange Commission
July 25, 2007

•
copies of all agreements between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, in connection with the sale of the convertible notes.

RESPONSE: The form of convertible note was previously filed as an exhibit to the registration statement. The only other documentation related to the convertible notes was the subscription agreement pursuant to which the notes were purchased, together with an investor’s rights agreement that is an exhibit thereto. This documentation has been filed as an additional exhibit to the registration statement.

COMMENT:

Again, if it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE: See the immediately preceding responses.

COMMENT:

Cover Page of the Prospectus.

6.
We note your response to comment 8 in our letter dated May 8, 2007 and your disclosure on the outside cover of the prospectus stating that this prospectus may not be used by the selling shareholders to sell any shares prior to the time that your common stock becomes publicly traded. Regardless, given that no market currently exists for your shares, it is our position that the selling security holders must offer the shares being registered at a fixed price. Based upon the registration statement fee table, it appears that the relevant initial offering price of the shares is $0.70 per share. Once your shares are quoted, then the selling shareholders may sell the registered shares at the prevailing market price. Accordingly, please revise your cover page and the remainder of the prospectus to indicate that your selling security holders will sell their shares at the initial offering price of $0.70 per share until the shares are quoted, at which point the selling shareholders may sell the registered shares at the prevailing market price.

RESPONSE: The requested disclosure has been added to the cover page and to the “Plan of Distribution.”

COMMENT:

Also, please disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market.

RESPONSE: The requested statement has been added to the cover page and to “Plan of Distribution.”

COMMENT:

Principal and Selling Stockholders, page 19

7.
We note your response to comment 9 in our letter dated May 8, 2007. Please disclose in what manner Adam M. Schachter, Irwin M. Schachter, and Nancy Schachter are “associated” with Wachovia Securities, and how Michael Zuk is “associated” with Oppenheimer & Co. Please also specifically state that these persons are underwriters, as opposed to stating that they "may be deemed to be underwriters."

Securities and Exchange Commission
July 25, 2007

RESPONSE: These selling stockholders are employees of these entities, and disclosure to that effect has been added. The statement regarding underwriter status has been made as requested.

COMMENT:

8.
We note your response to comment 10 in our letter dated May 8, 2007. In that response, you state that each selling shareholder that is an affiliate of a broker-dealer purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, the seller had no agreements or understandings directly or indirectly with any person to distribute the securities. Therefore, if true, please disclose in your registration statement that Adam M. Schachter, Irwin M. Schachter, Nancy Schachter, and Michael Zuk purchased the securities to be resold in the ordinary course of business and, at the time of the purchases, the sellers had no agreements or understandings directly or indirectly with any person to distribute the securities.

RESPONSE: The statement is true and the requested disclosure has been added to the prospectus.

COMMENT:

9.
We note your response to comment 11 in our letter dated May 8, 2007. Please disclose the natural person or persons who exercise the sole or shared voting or dispositive powers with respect to the shares to be offered by GGCP, Inc.

RESPONSE: The required information has been added as a footnote to the holdings of GGCP, Inc.

Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely, AMERICAN DG ENERGY INC. /s/ Anthony S. Loumidis By: Anthony S. Loumidis Chief Financial Officer

cc:	Mara Ransom, Legal Branch Chief John Fieldsend, Staff Attorney